GREAT-WEST
LIFECO INC.

RECEIVED

2008 DEC -9 A 5:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 5, 2008

[redacted]

08006233

BY COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs:

SUPPL

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following documents:

- Press Release dated November 27, 2008 announcing the closing of Offering of preferred Shares Series J and
- Notice of Intention to make Normal Course Issuer Bid.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

PROCESSED
DEC 16 2008
THOMSON REUTERS

Connie Neilson
Senior Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

Encls.

12/11

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

Exemption # 82-34728

GREAT-WEST LIFECO INC.

RELEASE

TSX:GWO

Readers are referred to the cautionary note regarding Forward-Looking Information at the end of this release.

Great-West Lifeco Inc. announces closing of offering of Preferred Shares

Winnipeg, November 27, 2008 . . . Great-West Lifeco Inc. (Lifeco or the Company) today announced the closing of its previously announced offering of Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series J (the "Series J Shares") priced at $25.00 per share. Following the successful sale of the initially announced offering of 8,000,000 Series J Shares, the underwriters of the offering exercised their over-allotment option to purchase an additional 1,200,000 Series J Shares, resulting in the Company issuing today 9,200,000 Series J Shares to raise gross proceeds of $230 million. The net proceeds will be used by the Company for general corporate purposes and to augment Lifeco's current liquidity position.

The offering was made through a syndicate of underwriters led by BMO Nesbitt Burns Inc. and Scotia Capital Inc. The shares will be posted for trading on the Toronto Stock Exchange under the symbol "GWO.PR.J".

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

GREAT-WEST LIFECO INC.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Corporation has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company, and Putnam Investments, LLC. Lifeco and its companies had, as of September 30, 2008, more than $356 billion in assets under administration and are members of the Power Financial Corporation group of companies.

.../2

Form: 12 | GREAT-WEST LIFECO INC. **Stock Symbol: GWO**

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

Great-West Lifeco Inc. (the *"Corporation"*) hereby gives notice of its intention to make a normal course issuer bid (the *"Bid"*) to purchase, from time to time, if it is considered advisable, certain of its outstanding common shares (the *"Common Shares"*) through the facilities and in accordance with the rules, regulations and policies of The Toronto Stock Exchange (the "TSX").

1. Securities Sought

As of November 21, 2008, the total number of issued and outstanding Common Shares was 895,606,939. The Corporation intends to purchase for cancellation, during the course of the Bid, up to but not more than 6,000,000 Common Shares representing 0.67% of the outstanding Common Shares on November 21, 2008. The maximum number of shares that may be acquired under the Bid is 44,780,347 Common Shares. The average daily trading volume for the six months preceding the date of acceptance of this notice by the TSX is 895,193 Common Shares. Any Common Shares purchased by the Corporation under the Bid will be cancelled.

2. Duration

The Bid will commence on December 1, 2008 and will terminate on the earlier of:

(a) November 30, 2009; and

(b) the date on which the maximum number of Common Shares has been purchased by the Corporation pursuant to the Bid.

3. Method of Acquisition

Purchases will be effected through the facilities of the TSX. Purchases of and payment for the Common Shares will be made by the Corporation in accordance with the requirements of the TSX. The price which the Corporation will pay for any Common Shares acquired by it will be the market price of such shares at the time of acquisition. The Corporation has no present intention of purchasing Common Shares of the Corporation other than by means of open market transactions or exempt offers during the period that the Bid is outstanding.

4. Consideration Offered

Each purchase made by the Corporation pursuant to the Bid will be made at a price which is not higher than the last independent trade of a board lot of such Common Shares.

5. Reasons for the Normal Course Issuer Bid

The Corporation utilizes the normal course issuer bid program to acquire the Common Shares in order to mitigate the dilutive effect of stock options under the Corporation's Stock Option Plan.

6. Valuation

After reasonable inquiry, the directors and officers of the Corporation are not aware of any valuation or appraisal of the Corporation or its material assets or securities prepared within the two years preceding the date hereof.

7. Previous Purchases
During the 12-month period preceding the date hereof, the Corporation has not purchased any Common Shares pursuant to its previous normal course issuer bid.

8. Persons Acting Jointly or in Concert with the Corporation
There are no persons acting jointly or in concert with the Corporation in connection with the Bid.

9. Acceptance by Insiders, Affiliates and Associates
To the knowledge of the undersigned after reasonable inquiry, (i) no director or senior officer of the Corporation, (ii) no associate of a director or senior officer of the Corporation, (iii) no person acting jointly or in concert with the Corporation, and (iv) no person holding 10% or more of any class of equity securities of the Corporation, intends to sell the Common Shares during the course of the Bid.

10. Material Changes in the Affairs of the Corporation
There are no previously undisclosed material changes or plans or proposals for material changes in the affairs of the Corporation.

11. Participating Organization Information

Broker:	RBC Dominion Securities Inc.
Registered Representative:	Mr. Graham MacKenzie
Address:	Royal Bank Plaza – South Tower 200 Bay Street – 2nd Floor Toronto, Ontario M5J 2W7
Fax Number:	(416) 842-6100

12. Certificate
The undersigned, a director or senior officer of the Corporation, duly authorized by the board of directors of the Corporation, certifies that this notice is complete and accurate and in compliance with Section 629 and 629.1 of the TSX Company Manual. This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated this 24th day of November, 2008.

On behalf of the Board of Directors
of Great-West Lifeco Inc.

W. W. Lovatt
Executive Vice-President and Chief Financial Officer

END